

Ryan Kirkpatrick · 3rd

Broker Associate at COMPASS Real Estate at Compass

Plano, Texas, United States · 460 connections · Contact info

Compass

University of Oklaho
Price College of Bus

Experience

Broker Associate at COMPASS Real Estate
Compass · Full-time
Apr 2020 – Present · 8 mos
Dallas-Fort Worth Metroplex

Owner
Olive Tree Real Estate Group
Nov 2016 – Apr 2020 · 3 yrs 6 mos

Broker/Owner
Covenant Realty Corporation
Jul 2007 – Nov 2016 · 9 yrs 5 mos
2435 N. Central Expy. Ste. 1150 Richardson, TX 75080



Ryan Kirkpatrick - Broker/Owner Covena...

Education

University of Oklahoma - Price College of Business
Bachelor's, Finance
2000 – 2005
Activities and Societies: BYX Fraternity OU Tennis Team

Licenses & certifications

ALHS, ABR, SFR, Broker

Skills & endorsements

Real Estate · 34

David Pinson and 33 connections have given endorsements for this skill

Residential Homes · 31

Marcus McCue and 30 connections have given endorsements for this skill

Real Estate Transactions · 21

Marcus McCue and 20 connections have given endorsements for this skill

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Recommendations

Received (1) Given (1)



Bob Kirkpatrick
President "Since 1982" Original Source for Wire Rope Lubrication Systems & Dynagard Environmental Wire Rope Lubricants.
April 28, 2015, Bob was Ryan's mentor

What else can I say? He's my kid!